Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: September 25, 2013

[Unofficial translation for information purposes only]

PUBLICIS GROUPE S.A.

French Société Anonyme with a share capital of 85,204,188€.

Registered Office : 133, avenue des Champs-Elysées, 75008 Paris

542 080 601 R.C.S. Paris

CONVENING NOTICE OF ORANE HOLDERS

The holders (the “Bondholders”) of the 1,562,129 outstanding bonds redeemable into new or existing shares (the “ORANE”) of nominal value 274.50 euros each, ISIN Code : FR0000187783 issued on 24 September 2002 by Publicis Groupe S.A. (the “Company”), the terms and conditions of which are contained in an information memorandum (note d’opération) which received the visa number 02-564 issued by the Commission des Opérations de Bourse on 16 May 2002 and a notice published in the Bulletin des Annonces Légales Obligatoires on 17 May 2002, are convened to the general meeting of Bondholders by the Management Board on 10 October 2013 at 10 am, at Pavillon Gabriel, 5 avenue Gabriel, 75008 Paris, France, in order to deliberate on the following agenda :

Agenda

1)	Approval, in accordance with the ORANE issuance agreement as described in the information memorandum with the COB visa number 02-564 dated 16 May 2002 (the “Agreement”) and with the provisions of article L. 228-65 of the French commercial code (code de commerce), of the proposed merger by way of absorption of the Company by Publicis Omnicom Group NV, pursuant to the conditions and procedures as stipulated in the agreement called the Business Combination Agreement;

2)	Approval of the amendment to paragraph 6.3 “ Amortization – Redemption of bonds in shares of Publicis” of the Agreement in order to provide for the mandatory early redemption of all outstanding ORANE in contemplation of the merger between the Company and the company Omnicom Group Inc;

3)	Approval of the clarification of paragraphs 6.2.6.2 and 6.2.6.3 of the Agreement in order to determine how to calculate the accrued coupon in certain early redemption cases; and

4)	Authorization to comply with all formalities and filing requirements in connection with this meeting.

DRAFT RESOLUTIONS

First resolution

The general meeting of Bondholders, deliberating under the quorum and majority conditions provided for by article L. 225-96 of the French commercial code (code de commerce), referred to in article L.228-103 of the same code, after having heard the report of the Management Board describing the proposed merger between the Company and the company Omnicom Group Inc, such merger to occur

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by way of absorption of the Company by Publicis Omnicom Group NV, a company newly-constituted under Dutch law, which will concomitantly absorb Omnicom Group Inc by way of a transaction known as a ‘reverse triangular merger’, entirely in accordance with the agreement known as the Business Combination Agreement dated 27 July 2013 entered into between the Company and Omnicom Group Inc, hereby resolve to authorize, pursuant to paragraph 6.3.4.3 (6) of the information memorandum with the COB visa number 02-564 dated 16 May 2002 (the “Agreement”) and article L. 228-101, 1st sub-paragraph, of the French commercial code (code de commerce), the merger between the Company and Publicis Omnicom Group NV under the conditions set out in the Business Combination Agreement.

Second resolution

The general meeting of Bondholders, deliberating under the quorum and majority conditions provided for by article L. 225-96 of the French commercial code (code de commerce), referred to in article L.228-103 of the same code, after having heard the report of the Management Board, hereby resolve to authorize the following modifications to the Agreement in order to introduce a mandatory early redemption event in the case of merger with Publicis Omnicom Group NV. Such modifications will take effect as soon as they will have been authorized by the shareholders of the Company in extraordinary meeting and will remain subject to such approval.

It is hereby established, in addition to the cases of early redemption at the option of the issuer under paragraph 6.3.2 of the Agreement and cases of early redemption at the option of the Bondholders under paragraph 6.3.3 of the Agreement, a case of mandatory early redemption for the Company and the Bondholders as follows.

The redemption of ORANE will occur in advance and mandatorily in respect of all outstanding ORANE held by the Bondholders, on a date to be decided upon by the Company, such date not being later than (i) the tenth working day following the date of the extraordinary general meeting of the shareholders of the Company approving the merger of the Company with the Dutch company that will be called Publicis Omnicom Group NV, pursuant to the agreement called the Business Combination Agreement entered into on 27 July 2013 between the Company and Omnicom Group Inc nor (ii) the day preceding the record date for payment of the special dividend of 1 euro per share which will be paid prior to the merger pursuant to such Business Combination Agreement.

The early redemption will result in the award of such number of shares of the Company remaining due at such date pursuant to paragraph 6.3.1.2 of the Agreement (as adjusted to take account of the portion of dividends paid out of premium since the issuance of the ORANE, such adjustment leading to the delivery of 9.135 shares per ORANE instead of 9 shares) and the payment of the coupon accrued as of the redemption date pursuant to paragraphs 6.2.6.2 et 6.2.6.3 of the Agreement, as modified according to the third resolution. Pursuant to paragraph 6.5 of the Agreement, the shares issued in redemption of the ORANE will be immediately assimilated to the existing shares.

The mandatory early redemption mentioned in the present resolution does not call into question the right of the Bondholders to demand the optional early redemption of their ORANE, pursuant to paragraph 6.3.3.1 (iii) of the Agreement.

Third resolution

The general meeting of Bondholders, deliberating under the quorum and majority conditions provided for by article L. 225-96 of the French commercial code (code de commerce), referred to in article

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L.228-103 of the same code, after having heard the report of the Management Board, hereby resolve to approve certain amendments to the Agreement in order to clarify the calculation methodology of the coupon accrued in certain cases of early redemption. Such clarifications will have immediate effect.

Regarding the calculation of coupon in the event of optional early redemption (in accordance with paragraph 6.3.3.1 (iii) of the Agreement) or mandatory early redemption (in accordance with the second resolution of this general meeting) occurring in the context of the merger between the Company and the Dutch company that will be called Publicis Omnicom Group NV, pursuant to the agreement called the Business Combination Agreement entered into on 27 July 2013 between the Company and Omnicom Group Inc, then the coupon due on the date of early redemption of the ORANE will be calculated prorata temporis on the basis of a flat annual rate of 3.2946% calculated based on the nominal value of ORANE, such rate taking account of the adjustment of the ORANE in respect of the portion of dividends paid out of premium since the issuance of the ORANE.

It is additionally noted that the provisions of paragraph 6.2.6.3 of the Agreement will apply in the event of mandatory early redemption mentioned in the second resolution submitted to this general meeting.

Fourth resolution

The general meeting of Bondholders, deliberating under the quorum and majority conditions provided for by article L. 225-96 of the French commercial code (code de commerce), referred to in article L.228-103 of the same code, hereby authorizes and grants all powers to the holder of a copy or excerpt of the minutes of this meeting to make any submissions, publications and formalities provided for by law or as may be necessary.

To attend or be represented at this meeting, the Bondholders whose securities are held in bearer form must send to the establishment in charge of the service of debt securities (see contact details below), at least three business days prior to the date fixed of the meeting, that is by no later than 7 October 2013, a certificate by the qualified intermediary maintaining the bondholder's account, acknowledging the non-transferability of the ORANE registered in the account until the date fixed for the meeting.

If the Bondholder does not attend the meeting personally, he/she may choose between one of the three following options:

•	to authorize the Chairman of the meeting to vote on his/her behalf, in which case the Bondholder must fill out a proxy form but without any indication of the proxy ; or

•	to appoint a proxy of his/her choice, in which case the Bondholder must fill out a proxy form indicating the name of the proxy selected; or

•	to vote by post.

There is in principle freedom of choice with regards to proxy appointment. However, this freedom is limited by certain restrictions on proxy set out in articles L. 228-62 and L. 228-63 of the French commercial code (code de commerce). It should be noted in particular that members of the Management Board, the Supervisory Board, directors, employees and statutory auditors of the Company may not represent Bondholders at bondholders’ meetings.

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The proxy form must be submitted in writing, signed by the Bondholder appointing the proxy and must indicate the last name, first name(s) and residential address of such Bondholder.

Votes cast by proxy or by post will be taken into account only if the forms are duly completed, signed and accompanied by the certificate of ownership of the securities.

Admission cards to the meeting and a proxy form and postal voting form are available to Bondholders, upon request from CACEIS Corporate Trust – Service Assemblée Générale, 14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux CEDEX 09. The duly completed proxy and postal voting forms must be received by the Company or its agent CACEIS Corporate Trust at least three business days prior to the date fixed for the meeting, that is by no later than 7 October 2013. The duly submitted proxy and postal voting forms will be valid for any subsequent meeting convened to deliberate on the same agenda.

The draft resolutions to be tabled and the report of the Management Board to be presented at the meeting are available to the Bondholders at the registered office of the Company, 133, avenue des Champs-Elysées, 75008 Paris, to the attention of M. Jean-Michel Etienne, on the Company’s website at the address www.publicisgroupe.com/Investorrelations/regulatorydocuments, as well as from the establishment in charge of financial services relating to ORANE: CACEIS Corporate Trust – Service Assemblée Générale, 14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux CEDEX 09.

The Management Board

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

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WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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PUBLICIS GROUPE S.A.

Société anonyme au capital de 85 204 188 €.

Siège social : 133, avenue des Champs-Elysées, 75008 Paris

542 080 601 R.C.S. Paris

AVIS DE CONVOCATION DES PORTEURS D’ORANE

Les porteurs (les « Obligataires ») des 1 562 129 obligations remboursables en actions nouvelles ou existantes en actions (les « ORANE ») de 274,50 euros de valeur nominale en circulation, code ISIN FR0000187783 émises le 24 septembre 2002 par la société Publicis Groupe S.A. (la « Société ») , dont les modalités et les caractéristiques ont fait l’objet d’une note d’opération portant le visa numéro 02-564 délivré le 16 mai 2002 par la Commission des opérations de bourse et d’une notice publiée au Bulletin des annonces légales obligatoires du 17 mai 2002, sont convoqués en assemblée générale par le directoire, le 10 octobre 2013 à 10 heures, au Pavillon Gabriel, 5 avenue Gabriel, 75008 Paris, France en vue de délibérer sur l’ordre du jour suivant :

Ordre du jour

1)	Approbation, conformément au contrat d’émission des ORANE tel que décrit dans la note d’opération portant le visa COB numéro 02-564 en date du 16 mai 2002 (le « Contrat ») et aux dispositions de l’article L. 228-65 du code de commerce, du projet de fusion-absorption de la Société dans Publicis Omnicom Group NV, selon les conditions et modalités prévues dans le contrat dénommé Business Combination Agreement ;

2)	Approbation de la modification du paragraphe 6.3 « Amortissement – Remboursement des obligations en actions Publicis » du Contrat afin de prévoir un cas de remboursement anticipé obligatoire de la totalité des ORANE dans le cadre du rapprochement entre la Société et la société Omnicom Group Inc ;

3)	Approbation de la clarification des paragraphes 6.2.6.2 et 6.2.6.3 du Contrat afin de préciser les modalités de calcul du coupon couru dans certains cas de remboursement anticipé ; et

4)	Pouvoirs pour les formalités et dépôt des documents relatifs à l’assemblée.

TEXTE DES PROJETS DE RESOLUTIONS

Première résolution

L’assemblée générale des Obligataires, statuant aux conditions de quorum et de majorité prévues par l’article L. 225-96 du code de commerce sur renvoi de l’article L. 228-103 du même code, après avoir entendu le rapport du directoire décrivant le projet de rapprochement entre la Société et la société Omnicom Group Inc, ledit rapprochement devant intervenir au moyen de l’absorption par voie de fusion de la Société par la société de droit hollandais nouvellement constituée Publicis Omnicom Group NV, laquelle absorbera concomitamment la société Omnicom Group Inc au moyen d’une opération dite de fusion triangulaire inversée, le tout conformément au contrat dit Business Combination Agreement du 27 juillet 2013 conclu entre la Société et la société Omnicom Group Inc, autorise, conformément au paragraphe 6.3.4.3 (6) de la note d’opération portant le visa COB numéro 02-564 en date du 16 mai 2002 (le « Contrat ») et à l’article L. 228-101, 1er alinéa, du code de commerce, la fusion de la Société avec la société Publicis Omnicom Group NV dans les conditions visées au Business Combination Agreement.

Deuxième résolution

L’assemblée générale des Obligataires, statuant aux conditions de quorum et de majorité prévues par l’article L. 225-96 du code de commerce sur renvoi de l’article L. 228-103 du même code, après avoir entendu le rapport du directoire, autorise les modifications suivantes du Contrat afin d’y introduire un cas de remboursement anticipé obligatoire en cas de fusion avec la société Publicis Omnicom Group NV ; ces modifications prendront effet dès qu’elles auront été approuvées par l’assemblée générale extraordinaire des actionnaires de la Société et sous réserve de cette approbation.

Il est institué, en sus des cas de remboursement anticipé au gré de l’émetteur visés au paragraphe 6.3.2 du Contrat et des cas de remboursement anticipé au gré des porteurs visés au paragraphe 6.3.3, un cas de remboursement anticipé obligatoire pour la Société et pour les porteurs d’ORANE, comme suit.

Le remboursement des ORANE interviendra de manière anticipée, obligatoirement pour la totalité des Obligataires, à la date qui sera fixée par la Société sans pouvoir être postérieure (i) au dixième jour ouvré suivant la date de l’assemblée générale extraordinaire de la Société qui approuvera la fusion de la Société avec la société néerlandaise qui sera dénommée Publicis Omnicom Group NV, conformément au contrat dénommé Business Combination Agreement conclu le 27 juillet 2013 entre la Société et la société Omnicom Group Inc ni (ii) au jour précédant la date de détachement (record date) du dividende exceptionnel de 1 euro par action qui sera payé préalablement à la fusion conformément au même contrat.

Le remboursement anticipé donnera lieu à la remise du nombre d’actions de la Société restant dues à cette date conformément au paragraphe 6.3.1.2 (tel qu’ajusté pour tenir compte de la part des dividendes prélevée sur des primes depuis l’émission des ORANE, cet ajustement conduisant à la remise de 9,135 actions par ORANE au lieu de 9 actions), et au paiement du coupon couru à la date de remboursement conformément aux paragraphes 6.2.6.2 et 6.2.6.3 du Contrat, tels que modifiés en application de la troisième résolution. Conformément au paragraphe 6.5 du Contrat, les actions remises en remboursement des ORANE seront immédiatement assimilées aux actions anciennes.

Le cas de remboursement anticipé obligatoire visé à la présente résolution ne remet pas en cause le droit des Obligataires à demander le remboursement anticipé de leurs ORANE, de manière facultative, conformément au paragraphe 6.3.3.1 (iii) du Contrat.

Troisième résolution

L’assemblée générale des Obligataires, statuant aux conditions de quorum et de majorité prévues par l’article L. 225-96 du code de commerce sur renvoi de l’article L. 228-103 du même code, après avoir entendu le rapport du directoire, autorise les modifications suivantes du Contrat afin d’apporter certaines précisions aux modalités de calcul du coupon couru dans certains cas de remboursement anticipé ; ces précisions prendront effet immédiatement.

S’agissant du calcul du coupon en cas de remboursement anticipé facultatif (conformément au paragraphe 6.3.3.1 (iii) du Contrat) ou obligatoire (conformément à la deuxième résolution de la présente assemblée) intervenant dans le cadre de la fusion entre la Société avec la société néerlandaise qui sera dénommée Publicis Omnicom Group NV, conformément au contrat dénommé Business Combination Agreement conclu le 27 juillet 2013 entre la Société et la société Omnicom Group Inc, alors le coupon dû au jour du remboursement anticipé des ORANE sera calculé, prorata temporis, sur la base d’un taux annuel forfaitaire de 3,2946 % calculé sur la Valeur Nominale des ORANE, ledit taux tenant compte de l’ajustement des ORANE au titre de la part des dividendes prélevée sur des primes depuis l’émission des ORANE.

Il est en outre précisé que les stipulations du paragraphe 6.2.6.3 du Contrat s’appliqueront au cas de remboursement anticipé obligatoire visé à la deuxième résolution soumise à la présente assemblée.

Quatrième résolution

L’assemblée générale des Obligataires, statuant aux conditions de quorum et de majorité prévues par l’article L. 225-96 du code de commerce sur renvoi de l’article L. 228-103 du même code, donne tous pouvoirs au porteur d’une copie ou d’un extrait du procès-verbal de la présente assemblée à l’effet d’accomplir tous dépôts, publications, déclarations et formalités prévus par la loi où besoin sera.

Pour assister ou se faire représenter à cette assemblée les porteurs d’ORANE dont les titres sont inscrits au porteur devront faire parvenir à l’établissement chargé du service des titres de l’emprunt (voir coordonnées ci-dessous), trois jours ouvrés au moins avant la date fixée pour l’assemblée, soit au plus tard le 7 octobre 2013, un certificat de l’intermédiaire habilité teneur de compte attestant de l’indisponibilité des ORANE inscrites en compte jusqu’à la date de l’assemblée.

A défaut d’assister personnellement à l’assemblée, le porteur d’ORANE peut choisir entre l’une des trois formules suivantes :

•	soit donner pouvoir au président de l’assemblée générale : dans ce cas, le porteur d’ORANE remplit un formulaire de pouvoir sans indication de mandataire ;

•	soit donner pouvoir à un mandataire de son choix ; dans ce cas, le porteur d’ORANE remplit un formulaire de pouvoir en indiquant les nom, prénom(s) et adresse d’un mandataire ;

•	soit voter par correspondance.

Le choix du mandataire est en principe libre. Mais cette liberté de choix est limitée par les incapacités d’accepter ce mandat, visées aux articles L. 228-62 et L. 228-63 du code de commerce. Ainsi notamment, les membres du directoire, membres du conseil de surveillance, directeurs généraux, employés ou commissaires aux comptes de la Société ne peuvent pas représenter les porteurs aux assemblées générales.

La procuration doit être donnée par écrit, elle doit être revêtue de la signature du porteur d’ORANE mandant et doit indiquer ses nom, prénoms et domicile.

Les votes par procuration ou par correspondance ne seront pris en compte que pour les formulaires, dûment remplis, signés et accompagnés de la justification de la propriété des titres.

Des cartes d’admission à l’assemblée générale et un formulaire de pouvoir et de vote par correspondance sont à la disposition des porteurs d’ORANE, à leur demande, auprès de CACEIS Corporate Trust – Service Assemblée Générale, 14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux CEDEX 09. Le formulaire de pouvoir et de vote par correspondance dûment rempli doit parvenir à la Société ou à son mandataire CACEIS Corporate Trust, trois jours ouvrés au moins avant la date de l’assemblée générale, soit au plus tard le 7 octobre 2013. Le mandat ou vote par correspondance ainsi donné vaut pour les assemblées successives convoquées avec le même ordre du jour.

Le texte des résolutions qui seront proposées et le rapport du directoire qui sera présenté à l’assemblée sont à la disposition des porteurs d’ORANE au siège social de la Société, 133, avenue des Champs-Elysées, 75008 Paris, auprès de M. Jean-Michel Etienne, sur le site Internet de la Société à l’adresse

www.publicisgroupe.com/Relationsinvestisseurs/documentsreglementes, ainsi qu’auprès de l’établissement chargé du service financier des ORANE : CACEIS Corporate Trust – Service Assemblée Générale, 14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux CEDEX 09.

Le directoire

Avertissement

Ce communiqué contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Omnicom, Publicis, Publicis Omnicom Group, l’opération envisagées et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements d'Omnicom et de Publicis ainsi que sur les hypothèses faites par eux et l'information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que « viser », « anticiper », « croire », « planifier », « pourrait », « serait », « devrait », « estimer », « s'attendre à », « prévoir », « avenir », « orientation », « avoir l'intention », « peut », « sera », « possible », « potentiel », « prédire », « projeter » ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d'autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l'impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l'évolution des besoins de communication des clients ; l'incapacité à gérer les conflits d'intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d'embaucher et de retenir le personnel clé ; la capacité d'intégrer avec succès les activités des sociétés ; l'impact potentiel de l'annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d'attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la dépendance à l'égard de et l'intégration des systèmes de technologie de l'information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes. La liste de facteurs qui précède n'est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d'Omnicom sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la « SEC ») ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou « AMF »). Sauf la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Absence d’Offre ou de Sollicitation

Cette présentation n'est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d'une offre de souscription ou d'achat, ni une sollicitation d'achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d'un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuel, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l'offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l'utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

Informations Complémentaires Importantes devant être déposées auprès de la SEC

Publicis Omnicom Group déposera auprès de la SEC un document d'enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d'Omnicom et qui constitue également un prospectus de Publicis Omnicom Group (le « prospectus/proxy »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU'ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR ORANGE, PURPLE, PURPLE ORANGE GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d'autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l'adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, (pour les documents déposés auprès de la SEC par Omnicom) ou Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis ou par Publicis Omnicom Group).

Informations Complémentaires Importantes devant être rendues publiques dans un Prospectus visé par l'AFM

Publicis Omnicom Group rendra public un prospectus, visé par l'Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou « AFM »), relatif à l'émission d'actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l'Union européenne (en ce compris tout supplément afférent, le « Prospectus d'Admission »). Le Prospectus d'Admission sera approuvé par l'AFM et transmis à l'AMF selon la procédure du passeport européen en vue de l'admission des actions de Publicis Omnicom Group à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU'ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR ORANGE, PURPLE, PURPLE ORANGE GROUP,

LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d'Admission de Publicis Omnicom Group sur le site de Publicis à l'adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis

Publicis préparera un rapport qui sera mis à disposition des actionnaires dans le cadre de l’assemblée générale de Publicis appelée à statuer sur l’opération proposée (le « Rapport »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU'ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR PURPLE, ORANGE, PURPLE ORANGE GROUP, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis sur son site Web à l'adresse www.publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Absence de Prospectus EEE jusqu'au Prospectus d'Admission

Aucun prospectus n'est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu'à ce que le Prospectus d'Admission soit mis à disposition.

Participants à la Sollicitation

Omnicom, Publicis Groupe, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d'Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d'Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d'actions ou autres, seront incluses dans le prospectus/proxy lorsqu'il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d'Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l'exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.